

By Electronic Mail

April 23, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Investment Managers Series Trust III
        Issuer CIK: 0000924727
        Issuer File Number: 333-276290/811-08544
        Form Type: 8-A12B
        Filing Date: April 23, 2024

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated January 12, 2024, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- FPA Global Equity ETF (FPAG)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 205 4370. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications